Questions and Answers Related to the Election Form

A. DOCUMENTATION

I lost the Canada Life Proxy Circular I received a few weeks ago. How do I get another one?

You can access a copy from our web site at www.canadalife.com under "Latest Shareholder News" or from the Canadian securities regulators' web site at www.sedar.com (click on "English", then click on "Company Profiles", then click on the letter "C", scroll down and click on "Canada Life Financial Corporation" and then click "View this Public Company's Documents") or you can call Computershare at the numbers listed below to have a copy mailed to you:

North America, the United Kingdom or Ireland: +1 866 224 2228 (toll free), or in other countries: +1 514 982 9557 (long distance charges will apply).

Why did I receive an election form?

Canada Life shareholders approved the acquisition of Canada Life by Great-West Lifeco Inc. ("Great-West") on May 5, 2003. Subject to regulatory approval, Great-West will own 100% of the Canada Life common shares on the closing date, which is expected to be July 10, 2003. You must complete and mail the yellow election form if you hold an ownership statement or, if you hold share certificate(s), the green form (together with your share certificate(s)) to Computershare for receipt by it not later than 4:00 p.m. Toronto time on July 3, 2003 (or such other date as may be announced by Canada Life) in order to validly elect the type of consideration you prefer to receive in exchange for your Canada Life common shares.

What if I hold my shares through a broker?

If you hold your Canada Life shares through a broker, you will not receive an election form or a form completion guide. Rather, you should receive similar materials from your broker and you should contact him or her directly (and not Computershare) for instructions on how to make your election.

What is an ownership statement?

When Canada Life went public in 1999, most eligible policyholders received shares in Canada Life that are evidenced by an electronic book-entry maintained by our transfer agent, Computershare. An ownership statement was sent to these shareholders to provide a written record of their share holding for information purposes; the ownership statement itself is not negotiable and cannot be traded.

Alternatively, some shareholders requested and received physical share certificates while others had their interests transferred to their brokerage accounts.

B. TIMING

By what date do I need to elect my preferred form(s) of consideration?

The election deadline date is July 3, 2003 although this date could be extended if the closing date is extended. The election deadline date in all cases will be at least three business days prior to the closing date. Note that Computershare must receive your yellow or green election form (together with your share certificates, if applicable) or your broker's instructions no later than 4:00 p.m. Toronto time on the election deadline date for your election to be effective.

When will the Great-West transaction close?

The closing is scheduled for July 10, 2003 although this date could change to a later date if we experience delays in meeting all necessary conditions to close, including the receipt of all necessary regulatory approvals. It could also be changed to an earlier or later date if both Canada Life and Great-West agree. We will publicly announce any change in the scheduled closing date.

What if you don't get the required regulatory approvals? Will the deal still close?

The transaction will close once all of the necessary approvals are received. Otherwise the transaction will not proceed. We do not anticipate any difficulties in this regard.

How soon will I get my consideration following closing?

Any Great-West shares to which you are entitled will be available for pick up (if you hand delivered your Canada Life shares to Computershare) or placed in the mail within three days following closing, with any cash portion of your election (including cash for fractional shares and/or small lots) to follow shortly thereafter.

Will the delivery of my second quarter dividend be affected by the transaction?

Yes. In order to prevent any duplication, Canada Life and Great-West have harmonized the record dates for their second quarter common share dividends. As a result, you will receive your Canada Life common share dividend on July 15, 2003.

C. COMPLETING AND SENDING THE FORM

How do I complete the election form?

You should carefully read the detailed instructions included with this package. If you have share certificates, you must send them to Computershare along with the green election form.

Can I fax my election form to Computershare?

No. We recommend that you send your form to Computershare through insured or registered mail with return receipt. Note that, in order for your election to be valid, your election form (and share certificate(s), if applicable) must be received by Computershare no later than 4:00 p.m. Toronto time on July 3, 2003 (or such other date as may be announced by Canada Life).

Can I decide later? Or, simply not fill out the election form?

If you miss the deadline or do not fill out the election form, you will be treated as a non-electing shareholder and will be entitled to receive a proration of the cash and/or shares left over after giving effect to certain requests of those shareholders who have properly submitted their election forms. Don't wait too long, in order for your election to be valid your election form (and share certificate(s), if applicable) must be received by Computershare not later than 4:00 p.m. Toronto time on July 3, 2003 (or such other date as may be announced by Canada Life).

Can I change my mind after I send in the election form?

Yes. Please call Computershare for assistance. Your change of election must bear a later date than your previous election(s) and must be received by Computershare no later than 4:00 p.m. Toronto time on July 3, 2003 (or such other date as may be announced by Canada Life).

Who should I contact if I have questions regarding the election form or have misplaced my form/package?

If you live in North America, the United Kingdom or Ireland, you can contact Computershare toll free at +1 866 224 2228. Otherwise, please call Computershare at +1 514 982 9557; long distance charges will apply. Computershare is specifically handling election form inquiries and requests from ownership statement holders and those holding share certificates. Computershare cannot provide investment, tax or legal advice.

If you hold an ownership statement or a physical share certificate, you can also download a copy of the election form from Canada Life's web site at www.canadalife.com under "Latest Shareholder News".

What if I've lost my share certificate?

If you've lost your share certificate, check the box on page 1 of the green election form and complete the Affidavit of Loss attached to the back of the election form. If you are returning your Affidavit of Loss prior to the Election Deadline, you must also pay Computershare Cdn$ 1.11 per share or US$ 0.75 per share, subject to a minimum of Cdn$20.00 or US$15.00. Payment must be in Canadian or U.S. currencies. Only certified cheques, bank drafts or money orders payable to "Computershare Trust Company of Canada" and sent to Computershare's Toronto address (notwithstanding the country you may be sending it from) will be accepted. You must send your Affidavit of Loss and payment with your completed election form (and any share certificates that have not been lost) to Computershare's Toronto address so that it is received before 4:00 p.m. (Toronto time) on July 3, 2003 (or such other date as we may publicly announce) in order for your election to be considered valid. If you return your Affidavit of Loss after the Election Deadline, you must contact Computershare for instructions.

Why do I have to pay Computershare if I have lost a share certificate?

Your payment to Computershare will pay for the purchase of a surety bond guaranteeing your obligations to Canada Life under the Affidavit of Loss. The surety bond protects Canada Life in the event that the share certificate that you believe is lost is ultimately found by a person who claims to be entitled under the transaction to consideration for the Canada Life common shares represented by the certificate.

What if I've lost my ownership statement?

Complete and return the yellow election form. No further action is required.

If I didn't vote on the Great-West transaction or I voted against it, can I still complete and submit an election form?

Yes.

What is a preferred share?

A "Preferred Share" is a security that reflects certain attributes of both common shares and debt securities. Preferred shares are typically issued with a fixed redemption date and a fixed per share redemption price. Dividends on preferred shares are often stipulated by a fixed rate, similar to an interest rate on a bond. Like common share dividends, preferred share dividends typically receive more advantageous tax treatment than interest income. Preferred shareholders generally stand ahead of common shareholders and behind debt holders in the event of dissolution or insolvency of the issuer.

A "Perpetual Preferred Share" is a preferred share that does not have a fixed redemption date. In other words, the issuer is not required to pay a redemption price to the holder on a pre-determined date. However, shareholders can sell these securities to third parties.

A "Non-cumulative Preferred Share" is a preferred share that does not require an issuer to "catch up" on dividends that are not declared or paid for a particular year or period.

D. WHAT WILL I GET AT THE END OF THE TRANSACTION AND WHAT CAN I DO WITH IT?

What are the maximum limits for each type of consideration available under the Transaction?

The aggregate amounts of each type of consideration available are: (1) cash: $4,372,161,384, subject to certain adjustments; (2) Great-West common shares: 55,958,505 shares; (3) Great-West 4.80% Non-Cumulative Series E Preferred Shares: 24,000,000 shares; and (4) Great-West 5.90% Non-Cumulative Perpetual Series F Preferred Shares: 8,000,000 shares.

If I choose only one form of consideration, will I receive it?

The answer to this question depends on whether the form of consideration you have chosen is, in the aggregate, under or over requested by all electing shareholders. If your chosen form of consideration is under requested, (i.e. requests are made for not more than the maximum available for that form of consideration), then you will receive that form of consideration. However, if your chosen form of consideration is over requested (i.e. requests are made for more than the maximum available for that form of consideration), the amount of that form of consideration issued to you will be prorated on the basis of your shareholding and you will receive one or more other forms of consideration to make up any deficiency in your entitlement.

If I don't make an election, what form of consideration will I receive?

You will be entitled to receive the form or forms of consideration remaining after distributions to certain validly electing shareholders have been made. If you hold Canada Life share certificate(s) you will not receive any consideration until you deliver the Canada Life share certificate(s) to Computershare.

Is it possible that I could receive a fraction of a share?

You will not receive partial (or fractional) shares. Computershare will sell all of the fractional shares that would otherwise have been delivered to shareholders within three business days after the transaction closes. Computershare will then send you a cheque representing your portion of the proceeds (after deducting fees and expenses).

Is it possible that I could receive a small number of shares?

Yes, you may receive a small number of shares of a particular type of Great-West security, including as a result of proration. We have provided you with an opportunity on the election form to elect for small lots (amounts less than 100 shares) to be sold. You would then receive the proceeds of such sale, net of expenses incurred to dispose of the shares.

What if I want cash in my local currency?

If you live in the United States, the United Kingdom or Ireland, you will receive payment in your local currency (at the rate of exchange obtained by Great-West within three business days of the date of payment) unless you choose on your election form to receive Canadian currency. Residents of all other countries, including Canada, will receive Canadian currency.

Will I receive a Great-West share certificate or ownership statement?

If you hold your Canada Life shares through your broker in Canada, your cash and/or new Great-West shares will be deposited in your account. You will not receive any statement other than the one customarily provided by your broker.

If you hold a Canada Life ownership statement, you will receive a Great-West ownership statement representing your new Great-West common and/or preferred shares.

If you hold a Canada Life share certificate, you will receive Great-West share certificates for your new common and/or preferred shares.

Great-West's shares only trade on the Toronto Stock Exchange. If I live elsewhere, how do I sell my shares at some future date?

If you hold a share certificate, you will have to take your share certificate to a local broker for sale by that broker. This may result in additional costs. If you hold an ownership statement, you will be able to sell your shares through Great-West's Assisted Sales Program.

Will the Great-West preferred shares trade on the Toronto Stock Exchange?

Yes.

E. TAX

Will I be taxed on the cash or shares (common and/or preferred) I receive?

The following information is provided for general guidance. It applies only to certain shareholders and does not mention all details. Please refer to pages 74 to 86 of the Proxy Circular for a more complete discussion of important tax issues. You should also consult with your investment or tax advisor for information about your own particular circumstances.

Canadian Taxpayers

The number of different types of Great-West shares that you receive is important to the tax treatment. There are three types of shares that can be received; Great-West Common shares; Great-West Series E Preferred shares; and Great-West Series F Preferred shares. Each of these categories counts as a separate type of share.

Your tax treatment depends on what you receive as payment from Great-West, and is generally as follows:

1.
If you receive only cash, then you will have a fully taxable disposition and you will realize a capital gain or loss.

2.
If you receive only one type of Great-West shares, there is an automatic rollover of the cost base of your Canada Life shares to your Great-West shares, and no tax is payable on the exchange unless you elect otherwise in your tax return. You will still be taxable on cash received instead of a fraction of a Great-West share.

3.
If you receive more than one type of Great-West shares, the disposition will be fully taxable, UNLESS you properly complete a tax election package as described below. If you complete the tax election package and elect to defer the entire gain, you will get a "rollover" of the cost base of your Canada Life shares to your Great-West shares, and no tax will be payable on the exchange.

4.
If you receive a combination of cash and Great-West shares, the disposition will be fully taxable, UNLESS you properly complete a tax election package as described below. If the cash you receive is less than the total cost base of all of your Canada Life shares, and you complete the election, you should be able to defer the entire gain. However, if the cash you receive is greater than the total cost base of all of your Canada Life shares, and you complete the election, then your capital gain will generally be equal to this excess. Note that if you only have shares that you received on demutualization, these have a cost base of zero, and therefore you cannot defer all of your gain if you receive any cash.

    For example, if you had Canada Life shares with a cost base of $10,000, and on the exchange you receive cash of $6,000 and Great-West shares worth $15,000; then you would be able to defer the whole gain, and your new Great-West shares will have a cost base of $4,000.

For a fully taxable disposition, your capital gain is calculated as your proceeds of disposition received, minus the cost base of all of your Canada Life shares. One-half of this capital gain is included in your income as a taxable capital gain.

Your proceeds of disposition will generally be the total amount of the cash you receive, plus the fair market value of the Great-West shares you receive valued at the time of closing.

Your cost base is generally what you paid for your Canada Life shares, although in some cases adjustments will apply. Canada Life shares received on demutualization have a cost base of zero.

If the cost base of your Canada Life shares exceeds your proceeds of disposition you will have a capital loss. One-half of this capital loss may only be applied to reduce taxable capital gains, either in the current year, the previous three years, or in any future year.

Shareholders who require a Canadian federal or Quebec tax election package must indicate this by checking the appropriate box in block C on page 2 of the election form. You should note that because of the possibility that different types of consideration may need to be prorated among the shareholders (see page 4 of this Q&A), you may receive a type of consideration that you did not request. Accordingly, you may want a tax election package, even if you elected to receive only one type of shares.

To properly complete a tax election you must enter the required information in the tax election package. Great-West must receive your completed tax election package within 120 days of closing (i.e. by November 7, 2003 assuming a July 10, 2003 closing). Great-West has agreed to sign the properly completed tax election forms that are received on time and mail them to the relevant tax authorities on your behalf within 30 days of receipt. However, Great-West is not responsible for completing the tax election package or for any late filing penalties.

US Taxpayers

The exchange of your Canada Life shares for cash or Great-West shares, or any combination of these, will give rise to an immediate capital gain or loss. The capital gain or loss is calculated as the difference between your proceeds of disposition and the tax basis of your Canada Life shares.

Your proceeds of disposition is generally the total amount of the cash you receive, plus the fair market value of the Great-West shares you receive valued at the time of closing.

The tax basis is generally what you paid for your Canada Life shares. Canada Life shares received on demutualization have a tax basis of zero.

If you held your Canada Life shares for more than a year the long term capital gains tax rates will apply, otherwise, the short term capital gains rate will apply.

You must complete a Substitute Form W-9 and provide your correct TIN or social security number, otherwise the IRS may impose a US$50 penalty and payment may be subject to a 30% withholding tax. Any amount withheld under the backup withholding rules will be creditable against your tax liability and may entitle you to a refund if the proper information is given to the IRS.

UK Taxpayers

Your tax treatment depends on what you receive as payment from Great-West and is expected, on the basis set out in the Proxy Circular, to be broadly as follows:

1.
If you receive only cash, this may give rise to tax on chargeable gains. Broadly, this will be the case if the cash exceeds the acquisition cost of your Canada Life shares.

2.
If you receive only Great-West shares, there should be no disposal, and no tax on chargeable gains should be payable on the exchange. Your Great-West shares should have an acquisition cost equal to the acquisition cost of your Canada Life shares.

3.
If you receive both cash and Great-West shares, this may give rise to tax on chargeable gains. Broadly, chargeable gains may arise if the cash received is greater than the acquisition cost of those Canada Life shares that were exchanged for cash. You may, however, be able to avoid immediate tax where the cash proceeds are "small" (see below). The Great-West shares you receive would normally have an acquisition cost equal to the acquisition cost of the Canada Life shares that were exchanged for those Great-West shares, subject to adjustment if the cash proceeds are "small" (see below).

The acquisition cost is generally what you paid for your Canada Life shares translated into Sterling at the exchange rate on the date of the acquisition. Canada Life shares received on demutualization have an acquisition cost of zero.

If the cash you receive under a combination exchange (as described in point 3 above) is "small", then, to the extent of the acquisition cost of all of your Canada Life shares, you should be able to shelter the chargeable gain and avoid immediate taxation. Instead the cash received will be treated as a reduction in the acquisition cost of your Great-West shares. "Small" means the greater of £3,000 or 5% of the value of your Canada Life shares at the time of their disposal. If all your Canada Life shares were received on demutualization, you will have an acquisition cost of zero, and be unable to shelter any gains in this manner.

There is an annual capital gains tax exemption of £7,900 that may be available to shelter any taxable gain.

If there is a capital loss on the cash element of the exchange, this loss may only be applied to reduce chargeable gains in the current year, or in any future year.

Cash received in Sterling may give rise to an exchange gain or loss which will need to be taken into account for tax purposes.

Irish Taxpayers

Your tax treatment depends on what you receive as payment from Great-West, and is generally as follows:

1.
If you receive only cash, there is a disposal, which may give rise to a capital gains tax charge if the cash received exceeds the base cost of your Canada Life shares.

2.
If you receive only Great-West shares, there is no disposal and no tax is payable on the exchange. Your Great-West shares will have a base cost equal to the base cost of your Canada Life shares.

3.
If you receive both cash and Great-West shares, there is a part disposal to the extent of the cash received, which may give rise to a capital gain. Your Great-West shares will have a base cost equal to the base cost of the Canada Life shares that you exchanged for those Great-West shares. The base cost will be restricted in accordance with the part disposal rules.

The capital gain is generally calculated as the value of the cash proceeds received, minus the 'base cost' of the Canada Life shares that were exchanged for that cash. There is an annual capital gain tax exemption of €1,270 that may be available to reduce your taxable gain. Capital gains are taxed at the rate of 20%.

The "base cost" is generally what you paid for your Canada Life shares. Canada Life shares received on demutualization have a base cost of zero.

If you have held your Canada Life shares since January 1, 2002, the base cost of your Canada Life shares is adjusted in line with the consumer price index up to December 31, 2002. This may reduce the amount of the chargeable gain.

If there is a loss on the cash element of the exchange, this capital loss may only be applied to reduce chargeable gains in the current year, or in any future year.